# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZILLOW GROUP, INC., CIK 0001617640
CUSIP: 98954M200
Title of class of securities: Class C Capital Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1301 Second Avenue, Floor 36, Seattle, Washington (WA), 98101
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-004739
Filed by CIK 0001483866

## Reporting persons
- Independent Franchise Partners, LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 12,554,320; shared voting power 394,799; sole dispositive power 13,197,429; shared dispositive power 0; aggregate amount beneficially owned 13,197,429 (7.03% of the class)

## Item 1. Issuer
Name of issuer: ZILLOW GROUP, INC.
Address of issuer's principal executive offices: 1301 SECOND AVENUE, FLOOR 36, SEATTLE, WA, 98101

## Item 2. Person Filing
Name of person filing: Independent Franchise Partners, LLP
Address of principal business office or, if none, residence: Level 1, 10 Portman Square, London W1H 6AZ, United Kingdom
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 13,197,429
Percent of class: 7.03%
Sole power to vote or to direct the vote: 12,554,320
Shared power to vote or to direct the vote: 394,799
Sole power to dispose or to direct the disposition: 13,197,429
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Independent Franchise Partners, LLP: Sandeep Ghela, Sandeep Ghela / Chief Operating Officer (05/14/2026)